NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

201 17th Street NW, Suite 1700 Atlanta, GA 30363 T: 404.322.6000 F: 404.322.6050 nelsonmullins.com

August 4, 2021

Via Edgar

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Attention: Julia Griffith

Re:	FirstSun Capital Bancorp
Amendment No. 1 to Draft Registration Statement on Form S-4
Submitted Confidentially on July 22, 2021
CIK No. 0001709442
Registration Statement on Form S-4
Filed on July 26, 2021
File No. 333-258176

Dear Sir or Madam:

On behalf of FirstSun Capital Bancorp (“FirstSun”), we hereby submit responses to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2021 (the “Comment Letter”) with respect to the above-referenced filings (the “Form S-4”).

For your convenience, we have set forth each comment from the Comment Letter in italics and bold typeface and have included the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form S-4 filed July 26, 2021

Material U.S. Federal Income Tax Consequences of the Mergers, page 105

1.	We note you have filed short form tax opinions with your exhibits 8.1 and 8.2. We further note the first paragraph in this section says that it is the opinion of counsel that the following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger. Please revise to identify the specific tax issue that counsel is opining upon and remove the language that appears to indicate that counsel is opining upon a summarized discussion. Please refer to Section III.C.2. of Staff Legal Bulletin No. 19 (CF), available on our website.

Response: The disclosure set forth in the section entitled “Material U.S. Federal Income Tax Consequences of the Mergers” has been revised in response to the Staff’s comment. Such disclosure now provides that it is the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to FirstSun, and Bracewell LLP, counsel to Pioneer Bancshares, Inc. (“Pioneer”), that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, for U.S. federal income tax purposes and that accordingly the material U.S. federal income tax consequences of the mergers generally applicable to U.S. holders of Pioneer common stock who exchange their shares of Pioneer common stock for shares of FirstSun common stock pursuant to the merger will be those set forth in this section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.” Exhibit A hereto sets forth the revisions to the disclosure.

Exhibits

2.	Please refer to Exhibit 8.2. We note the language in the last paragraph that the opinion is being furnished solely to the company in connection with the filing and is not to be relied upon for any other purpose without your prior written consent. Limitations on reliance are not acceptable. Investors are entitled to rely on the opinion. Please revise accordingly. Refer to Section III.D.1. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the tax opinion of Bracewell LLP, filed as Exhibit 8.2 to the Form S-4, will be revised and filed with the next amendment to the Form S-4 to delete the first sentence of the last paragraph of the legal opinion.

We are available to discuss any of our responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (404) 322-6153 or Brennan Ryan at (404) 322-6444.

Very truly yours,

/s/ Allie L. Nagy

Allie L. Nagy

cc:	Susan Block, U.S. Securities and Exchange Commission
John Spitz, U.S. Securities and Exchange Commission
Michael Volley, U.S. Securities and Exchange Commission
Robert A. Cafera, Jr., FirstSun Capital Bancorp
Josh T. McNulty, Bracewell LLP

Exhibit A

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS

~~Subject to the limitations, assumptions and qualifications described herein, in  the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to FirstSun, and  in the opinion of  Bracewell LLP, counsel to Pioneer,  the~~The following discussion summarizes the anticipated material U.S. federal income tax consequences of the mergers generally applicable to U.S. holders (as defined below) of Pioneer common stock who exchange their shares of Pioneer common stock for shares of FirstSun common stock pursuant to the merger. ~~The opinions of tax counsel for each of FirstSun and Pioneer is filed as Exhibit 8.1 and Exhibit 8.2, respectively, to the registration statement on Form S-4 of which this proxy statement/prospectus is a part.~~ This summary is based upon the Internal Revenue Code of 1986, as amended, the “Code,” Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service, the “IRS,” and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations.

The following discussion applies only to U.S. holders of Pioneer common stock who hold such stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, the discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to holders in light of their particular circumstances and does not apply to holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies; traders in securities that elect to apply a mark-to-market method of accounting; banks and certain other financial institutions; insurance companies; mutual funds; tax-exempt organizations; holders subject to the alternative minimum tax provisions of the Code; persons who are required to recognize income or gain with respect to the merger no later than such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code; partnerships, S corporations or other pass-through entities (or investors therein); regulated investment companies; real estate investment trusts; former citizens or residents of the United States; U.S. expatriates; U.S. holders whose functional currency is not the U.S. dollar; holders who hold shares of Pioneer common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment; U.S. holders who acquired Pioneer common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation; or holders who exercise dissenters’ rights).

In addition, the discussion does not address any tax consequences arising under any state, local or foreign tax, or under any U.S. federal laws other than those pertaining to income tax, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or any withholding considerations under the Foreign Account Tax Compliance Act of 2010 (including the U.S. Treasury Regulations issued thereunder and intergovernmental agreements entered into pursuant thereto or in connection therewith).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Pioneer common stock that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes is a holder of Pioneer common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that is a holder of Pioneer common stock, and any partners in such partnership, should consult their tax advisors regarding the tax consequences of the merger to their specific circumstances.

All holders of Pioneer common stock should consult their tax advisors regarding the specific tax consequences to them of the mergers in light of their particular facts and circumstances, including the applicability and effect of any state, local, foreign and other tax laws.

In General

~~The mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes.~~ Consummation of the merger is conditioned upon FirstSun receiving an opinion from Nelson Mullins Riley & Scarborough LLP and upon Pioneer receiving an opinion from Bracewell LLP, each in form reasonably satisfactory to such recipient, dated as of the closing date, both to the effect that, based upon facts, representations and assumptions set forth in such opinions, the mergers will ~~constitute~~qualify as a reorganization within the meaning of Section 368(a) of the Code. ~~The issuance of the~~

It is the opinion of Nelson Mullins Riley & Scarborough LLP, counsel to FirstSun, and Bracewell LLP, counsel to Pioneer, that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal income tax purposes and that accordingly the material U.S. federal income tax consequences of the mergers generally applicable to U.S. holders of Pioneer common stock who exchange their shares of Pioneer common stock for shares of FirstSun common stock pursuant to the merger will be those set forth in this section entitled “Material U.S. Federal Income Tax Consequences of the Mergers.”

The opinions ~~is conditioned~~described in the preceding paragraphs are and will be based on, among other things, ~~such tax counsel’s receipt of~~ representation letters from each of Pioneer or FirstSun, in each case in form and substance reasonably satisfactory to such counsel, and on customary factual assumptions, including, but not limited to, the assumption that the mergers will be consummated in accordance with the terms of the merger agreement. If any of the representations or assumptions upon which those opinions are based is incorrect or incomplete, the validity of the opinions may be affected and the tax consequences of the mergers could differ from those described in this proxy statement/prospectus. ~~Neither~~None of these opinions of counsel, ~~nor~~including the opinions delivered in connection with the filing of this Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part, is binding on the IRS or any court. No ruling has been, or will be, sought from the IRS by FirstSun or Pioneer as to the U.S. federal income tax consequences of the mergers, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. Accordingly, each holder of Pioneer common stock should consult its own tax advisor with respect to the particular tax consequences of the mergers to such holder. ~~The following is based on the receipt and accuracy of the above described opinions.~~